SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat launched Fixed Wireless Access Service named “StarOne”

Jakarta, 2 June 2004. On 29 May 2004, Indosat launched fixed wireless access service (FWA) named  “StarOne”. For the initial phase, the service is launched in Surabaya and its surrounding area in Eastern Java, which covers Surabaya city, Gresik, Sidoarjo and Tanggul Angin. StarOne is a wireless voice and data communication service which uses CDMA 2001X technology with limited mobility within one area / city code.

CDMA (Code Division Multiple Access) 2000 1x, is a digital wireless technology which are said will become the foundation for the development of future communication system.

“StarOne is launched to fulfil market demand for limited mobility communication with voice, SMS and data services with a more economical tariff,” explain Widya Purnama, President Director of Indosat.

StarOne users will be able to enjoy basic voice services such as local, domestic long distance and international direct dialling calls as well as calls to Indosat’s, Telkomsel’s, Excelcomindo’s and Natrindo’s cellular customers. While SMS service is currently available to Indosat’s cellular customers. In addition to that, StarOne’s users will be able to access the Internet.

StarOne is currently available only in Surabaya and its surrounding area, provided as postpaid and prepaid services. For the prepaid, the starter pack  price is Rp50 thousands with top-up vouchers available in Rp100 thousands and Rp 50 thousands denomination.

“StarOne is intended to provide alternative service for people who currently does not own or have access to fixed telephone service to allow them to enjoy a telecommunication service with relatively complete features,” added Widya.

To subscribe to StarOne, the customers may visit Walk-In-Centres in the following locations:

a.

Indosat Building at Jl. Kayoon No. 72 Surabaya

b.

WTC Building, 4th Floor at Jl. Pemuda No. 27-31 Surabaya

c.

Temporary Outlet at Ramayana Plaza - Sidoarjo.

While prepaid cards and top-up vouchers are available in WTC and other outlets with StarOne sign.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). On 31 March 2004, Indosat’s cellular subscribers were 6.59 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For Further Information Please Contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail :investor@Indosat.com

 Website : www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E- mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : June 4, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director